Exhibit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2013

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2013

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of	As of
	June 30,	December 31,
	2013	2012
	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$106,559	$123,398
Interest bearing deposits, including designated deposits	10,000	10,000
Trade accounts receivable	87,118	79,354
Other receivables	12,105	5,379
Inventories	71,195	65,570
Other current assets	15,236	14,804
Total current assets	302,213	298,505

LONG-TERM INVESTMENTS	13,440	12,963

PROPERTY AND EQUIPMENT, NET	383,792	434,468

INTANGIBLE ASSETS, NET	39,716	47,936

GOODWILL	7,000	7,000

OTHER ASSETS, NET	16,145	13,768

TOTAL ASSETS	$762,306	$814,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank debt and current maturities of loans and debentures	$35,207	$49,923
Trade accounts payable	74,678	81,372
Deferred revenue and short-term customers' advances	3,261	1,784
Other current liabilities	31,870	36,240
Total current liabilities	145,016	169,319

LONG-TERM LOANS FROM BANKS	103,899	94,992

DEBENTURES	203,081	193,962

LONG-TERM CUSTOMERS' ADVANCES	7,182	7,407

EMPLOYEE RELATED LIABILITES	74,237	77,963

DEFERRED TAX LIABILITY	22,522	26,804

OTHER LONG-TERM LIABILITIES	22,167	24,168

Total liabilities	578,104	594,615

SHAREHOLDERS' EQUITY	184,202	220,025

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$762,306	$814,640

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	(unaudited)		(unaudited)

REVENUES	$237,883	$336,650	$125,236	$168,637

COST OF REVENUES	223,086	285,564	113,014	140,299

GROSS PROFIT	14,797	51,086	12,222	28,338

OPERATING COSTS AND EXPENSES

Research and development	16,891	15,582	7,396	7,582
Marketing, general and administrative	20,987	22,195	10,942	9,695
Reorganization costs	--	5,789	--	5,789
Amortization related to a lease agreement early termination	3,732	--	1,866	--

	41,610	43,566	20,204	23,066

OPERATING PROFIT (LOSS)	(26,813)	7,520	(7,982)	5,272

INTEREST EXPENSES, NET	(16,332)	(15,088)	(8,305)	(6,925)

OTHER FINANCING EXPENSE, NET	(7,227)	(12,150)	(8,213)	(1,784)

OTHER INCOME (EXPENSE), NET	(59)	(1,019)	201	(1,019)

LOSS BEFORE INCOME TAX	(50,431)	(20,737)	(24,299)	(4,456)

INCOME TAX BENEFIT (EXPENSE)	4,393	(7,984)	1,412	(4,948)

LOSS FOR THE PERIOD	$(46,038)	$(28,721)	$(22,887)	$(9,404)

BASIC LOSS PER ORDINARY SHARE

Loss per share	$(1.44)	$(1.31)	$(0.59)	$(0.43)

Weighted average number of ordinary
shares outstanding - in thousands	31,924	21,899	39,073	22,018

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE LOSS
(dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	(unaudited)		(unaudited)

Loss for the period	$(46,038)	$(28,721)	$(22,887)	$(9,404)

Foreign currency translation adjustment	(10,432)	(2,668)	(3,609)	3,029

Change in employees plan assets and benefit obligations, net of taxes	(1,531)	(369)	(1,064)	(933)

Comprehensive loss for the period	$(58,001)	$(31,758)	$(27,560)	$(7,308)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Six months ended
	June 30,
	2013	2012
	(unaudited)

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(46,038)	$(28,721)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	77,258	84,464
Effect of indexation, translation and fair value measurement on debt	(3,631)	6,730
Other expense, net	59	1,019
Changes in assets and liabilities:
Trade accounts receivable	(11,064)	(17,430)
Other receivables and other current assets	(6,560)	(2,958)
Inventories	(6,759)	4,273
Trade accounts payable	7,311	3,367
Deferred revenue and customers' advances	1,270	(1,390)
Other current liabilities	(3,631)	1,294
Deferred tax liability, net	(2,242)	7,776
Other long-term liabilities and employees related liabilities	3,179	334
	9,152	58,758
Reorganization – retirement plan	--	(8,851)
Net cash provided by operating activities	9,152	49,907

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(42,279)	(51,334)
Proceeds related to sale and disposal of property and equipment	1,524	--
Investments in other assets, intangible assets and others	(327)	(4,369)
Interest bearing deposits, including designated deposits	--	(31,572)
Net cash used in investing activities	(41,082)	(87,275)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of debentures and shareholders' equity	20,042	78,913
Proceeds from long-term loans	--	14,443
Short-term bank debt	--	3,800
Debts repayment	--	(21,314)
Net cash provided by financing activities	20,042	75,842

Effect of foreign exchange rate change	(4,951)	(534)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,839)	37,940
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	123,398	101,149

CASH AND CASH EQUIVALENTS - END OF PERIOD	$106,559	$139,089

NON-CASH ACTIVITIES

Investments in property and equipment	$8,057	$16,033
Proceeds receivables related rights offering	$1,325	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$15,586	$18,620
Cash paid during the period for income taxes	$190	$(1,085)

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2013
(dollars in thousands, except per share data)

NOTE 1          -      GENERAL

A.	Basis for Presentation

(1)
The condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries (i) Jazz Technologies, Inc. the parent company and its wholly-owned subsidiary, Jazz Semiconductor, Inc, an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies, Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”), and (ii) TowerJazz Japan Ltd. (“TJP”), an independent semiconductor foundry in Nishiwaki, Japan. Tower and its wholly-owned subsidiaries are referred to as the “Company”.

(2)	The interim consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Company’s consolidated financial statements include TJP results as from June 3, 2011. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The unaudited condensed interim consolidated financial statements as of June 30, 2013 of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2012 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(3)	Certain amounts in prior periods’ financial statements have been reclassified in order to conform to the 2013 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2013
(dollars in thousands, except per share data)

NOTE 1          -      GENERAL (cont.)

B.	Financing the Debt Obligations and Other Liabilities

Following the recent economic slowdown in Europe and worldwide and following the conditions in the financial markets, market analysts are currently cautious with respect to the global economic conditions forecasted for 2013 and beyond, and there can be no assurance that global economic conditions will not negatively affect the Company’s business and financial position. There is no assurance that a downturn in the semiconductor industry and/or in the global economy will not occur. The effects of a downturn in the semiconductor industry and/or in the global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for the Company’s products and the end products of the Company’s customers. A downturn or a weakness in the semiconductor industry and/or in the global economy and/or in the Company's customer base and/ or customers' products base, may adversely affect the Company’s ability to  maintain its customers' existing demand for products, attract new customers and new business to its current fabs, increase the utilization rates in its manufacturing facilities and maintain them at a high level that would suffice to cover its fixed costs, and , maintain commercial relationships with its customers, suppliers, and creditors, including its lenders, continue its capacity growth, and improve the Company’s future financial results and position, including its ability to raise funds in the capital markets and to fulfill its debt obligations and other liabilities, comprised mainly of banks’ loans and debentures.

The Company is exploring various ways to fund its growth plans and the ramp-up of its business technology capabilities, manufacturing capacity and capabilities, increase its utilization rates and achieve and maintain high utilization rates in all of its manufacturing facilities, and fulfill its debt obligations and other liabilities. However there is no assurance as to the extent of such funding or when, if at all, such funding will be available to the Company. Such funding may include, among other things, debt restructuring and/or refinancing, possible financing transactions, sales of assets, intellectual property licensing, possible sale and lease-backs of real estate assets and improving cash flow from operations thorough operating efficiencies.

See further details in Notes 3, 7B, 12B, 13, 17 to the 2012 audited consolidated financial statements and Note 2 below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2013
(dollars in thousands, except per share data)

NOTE 2          -      RECENT DEVELOPMENTS

A.	2013 Rights Offering.

In June 2013 the Company executed an equity rights offering to eligible security holders. As a result of the rights offering, the Company received aggregate proceeds of approximately $40,000, including approximately $18,000 through the exercise of Series 8 Warrants issued in this rights offering and exercised in July 2013. The remaining Series 8 Warrants, which were not exercised, expired on July 22, 2013.

B.	Israeli Bank Loans extension.

In March 2013, the Company and the Israeli banks extended the maturity dates of the existing $131,000 loans, to be paid in 10 quarterly installments, starting in March 2014 and ending in June 2016, with repayments being made in the following amounts:

•
Two installments of $5,000 in March and June 2014, two installments of $10,000 in September and December 2014, two installments of $15,000  in March and June 2015, three installments of $20,000 in September 2015, December 2015 and March 2016, and a final installment of approximately $11,100 due June 2016.

•	The agreement with the banks also contains, amongst others, a mechanism for prepayment of principal based on amounts that the Company may raise from new funding sources

C.	Income Tax Audit

In June 2013, the U.S. tax authorities commenced an audit of Jazz’s tax returns for 2011, and required certain reports and data in connection with the tax returns of Jazz for this year. There is no indication to date whether Jazz will be required to pay any additional taxes pursuant to this audit.